

Mail Stop 3561

March 10, 2017

Patrick J. Hansen
Senior Vice President, Chief Financial Officer, Secretary and Treasury
Strattec Security Corporation
3333 West Good Hope Road
Milwaukee, WI 53209

> **Re:** **Strattec Security Corporation**
> **Form 10-K for Fiscal Year Ended July 3, 2016**
> **Filed September 8, 2016**
> **File No. 000-25150**

Dear Mr. Hansen:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Notes to Financial Statements, page 38</u>

<u>Retirement Plans and Postretirement Costs, page 53</u>

1. We note your disclosure that on April 2, 2014, your Board of Directors approved a resolution to terminate your Qualified Pension Plan. Your disclosure states that the termination is subject to the Internal Revenue Service's ("IRS") determination that the Qualified Pension Plan is qualified on termination and you believe it will take 18 to 24 months to finalize the complete termination after obtaining IRS approval. You state that you have not yet received IRS approval that the Qualified Pension Plan is qualified on termination. Considering that your disclosure has not significantly changed since your Form 10-K for the fiscal year ended June 29, 2014, please update us in greater detail as to the status of the termination of your Qualified Pension Plan and revise your disclosure as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Andrew Mew at (202) 551-3377 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure